As filed with the Securities and Exchange Commission on January 27, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Clarion Partners Real Estate Income Fund Inc.

(Name of Subject Company (issuer))

Clarion Partners Real Estate Income Fund Inc.

(Name of Filing Person (offeror))

Class S Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567109

(CUSIP Number of Class of Securities)

Class T Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567208

(CUSIP Number of Class of Securities

Class D Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567307

(CUSIP Number of Class of Securities

Class I Shares of Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

180567406

(CUSIP Number of Class of Securities

ROBERT I. FRENKEL, ESQ.

SECRETARY

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C 20001

(202) 636-5500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,072,169(a)	$139.17(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for Shares in the offer, based upon the estimated net asset value per share as of November 29, 2019.

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$139.17	Filing Party:	Clarion Partners Real Estate Income Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 19, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 19, 2019 by Clarion Partners Real Estate Income Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash outstanding shares of the Fund’s Common Stock, par value $0.001 per share (the “Shares”), representing up to 5.0% of the Fund’s aggregate net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 19, 2019 (the “Offer to Purchase”) and the related Repurchase Request Form. As described in the offer, the Fund reserved the right to purchase outstanding Shares representing up to 2% of the Fund’s aggregate net asset value without amending or extending the offer.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York time, on January 21, 2020.

2.	No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Repurchase Request Form remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Repurchase Request Form.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press release issued on January 22, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Chairman, President and Chief Executive Officer

Dated: January 27, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated December 19, 2019*

(a)(1)(ii)	Form of Repurchase Request Form*

(a)(1)(iii)	Letter to Stockholders*

(a)(5)(i)	Press release issued on January 22, 2020 (filed herewith)

*	Previously filed with Schedule TO-I on December 19, 2019.

4